UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 16, 2007

Vincent Tritto
Secretary
Anthracite Capital, Inc.
40 East 52nd Street
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-16-2007

Re: Anthracite Capital, Inc.
Incoming letter dated January 9, 2007

Dear Mr. Tritto:

This is in response to your letter dated January 9, 2007 concerning the shareholder proposal submitted to Anthracite by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

ANTHRACITE

January 9, 2007

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal of Mr. Robert D. Morse;
Two-Year Exclusion For Failure to Appear and Present a Proposal (Exchange Act Rule 14a-8(h)); and
Vague and Indefinite Proposal (Exchange Act Rule 14a-8(i)(3)).

Dear Ladies and Gentlemen:

Anthracite Capital, Inc. ("Anthracite" or the "Company") is submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, as notice of the Company's intention to exclude from its proxy statement and form of proxy for its 2007 Annual Meeting of Stockholders (our "2007 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof received from Mr. Robert D. Morse (the "Proponent"). A copy of the Proposal and supporting statement, dated October 26, 2006, is attached hereto as Exhibit A. The Company intends to omit the Proposal from its 2007 Proxy Materials on the grounds that:

(i) the Proponent submitted a substantially identical proposal for our 2006 Annual Meeting of Stockholders (the "2006 Proposal"), which was included in the proxy statement and form of proxy for the Company's 2006 Annual Meeting of Stockholders (our "2006 Proxy Materials"), and failed to appear and present the 2006 Proposal at the 2006 Annual Meeting of Stockholders, and

(ii) the Proposal is so vague and indefinite as to be misleading, especially given that it relates to the compensation of "the top five persons named in Management" while the Company, a Maryland corporation that elects to be treated as a real estate investment trust and principally invests in real estate related securities, has its investment portfolio managed pursuant to a contract with an investment adviser and does not directly compensate its officers.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

The Company may exclude the Proposal pursuant to Rule 14a-8(h)(3) because the Proponent made a similar proposal last year and failed to appear and present the proposal at the Company's 2006 Annual Meeting of Stockholders.

Under Rule 14a-8(h)(1), the proponent of a stockholder proposal must attend the stockholders meeting to present the proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that if a stockholder or a qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such stockholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Company included the 2006 Proposal, attached hereto as Exhibit B, in the Company's 2006 Proxy Materials as Proposal No. 4, the relevant pages of which are attached hereto as Exhibit C. The Company was prepared to allow Proponent, or his qualified representative, to present the 2006 Proposal at the Company's 2006 Annual Meeting of Stockholders. However, neither the Proponent nor his qualified representative attended the 2006 Annual Meeting of Stockholders. The Proponent acknowledges his absence from the Company's 2006 Annual Meeting of Stockholders in the materials provided with the Proposal. The Company did allow the stockholders to vote on the 2006 Proposal for the convenience of the stockholders since it was contained in the 2006 Proxy Materials. The Proponent is highly experienced in the process of submitting stockholder proposals and is well aware of the rules regarding the presentation of stockholder proposals. The Proponent has submitted numerous proposals to various companies over a period of many years, and has repeatedly violated Rule 14a-8(h)(1). We note, in particular, that the Staff repeatedly has granted no-action relief for the exclusion of proposals submitted by the Proponent because of his failure to appear and present his proposals at stockholder meetings. *See, e.g., Eastman Kodak* Company (avail. Jan. 30, 2006), *Wm. Wrigley, Jr. Company* (avail. Nov. 21, 2005); *Hudson United Bancorp* (avail. Oct. 6, 2005); *Smurfit Stone Container Corp.* (avail. Feb. 1, 2005); *Eastman Kodak Company* (avail. Jan. 5, 2005); *Hudson United Bancorp* (avail. Nov. 8, 2004); *Lucent Technologies Inc.* (avail. Oct. 27, 2004); *Poore Brothers, Inc.* (avail. Feb. 18, 2004); *Wm. Wrigley Jr. Company* (avail. Dec. 5, 2003); *Avaya Inc.* (avail. Nov. 14, 2003); *Poore Brothers, Inc.* (avail. Feb. 21, 2003); *NCR Corporation* (avail. Jan. 2, 2003); *Wm. Wrigley Jr. Company* (avail. Nov. 20, 2002); *Mattel, Inc.* (avail. Mar. 22, 2002); *Lucent Technologies Inc.*(avail. Sept. 21, 1999); and *Mobil Corporation* (avail. Sept. 3, 1998).

As a result of the foregoing, the Company intends to omit, pursuant to Rule 14a-8(h)(3), the Proposal from its 2007 Proxy Materials.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

ANTHRACITE

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite as to be misleading and therefore contrary to the proxy rules and regulations of the Commission.

The Staff has consistently concluded that vague and indefinite stockholder proposals can be excluded under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Division of Corporation Finance: Staff Legal Bulletin No. 14B -- Stockholder Proposals* (Sept. 15, 2004); see also *Johnson & Johnson* (avail. Feb. 7, 2003); and *Philadelphia Electric Co.* (avail. July 30, 1992). The Staff has applied this line of precedent to stockholder proposals concerning executive compensation. Specifically, the Staff has permitted the exclusion of such proposals pursuant to Rule 14a-8(i)(3) where portions of the proposals created ambiguities that resulted in a vague and indefinite meaning of the proposal.

As indicated in its public filings, including its 2006 Proxy Materials, Anthracite is a real estate investment trust that has its investment portfolio managed by BlackRock Financial Management, Inc. (the "Manager"), a subsidiary of BlackRock, Inc., pursuant to a management agreement. The Company's primary activity is investing in real estate related securities. As also stated in its 2006 Proxy Materials, "[b]ecause the Manager maintains principal responsibility for managing the affairs of the Company, the Company does not employ any full-time personnel." The 2006 Proxy Materials also indicate that the Company did not directly pay any cash or other compensation to its executive officers for service as executive officers. This continues to be the case today. Accordingly, the Proposal's requirement that "...the remuneration to any of the top five persons named in Management be limited to $500,000 per year..." is entirely inapplicable to the Company. Given that the Proposal is inapplicable to the management structure and compensation arrangements of the Company, the Company would not know how to implement the Proposal if adopted. Consequently, the Company intends to omit the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(3).

* * * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Anthracite files its definitive 2007 Proxy Materials with the Commission. Anthracite hereby agrees to forward promptly to the Proponent any Staff response to this notice of intention that the Staff transmits by facsimile to us only. Consistent with the provisions of Rule 14a-8(j), copies of this correspondence are being provided concurrently to the Proponent.

ANTHRACITE

Anthracite would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If the Company can be of any further assistance in this matter, please do not hesitate to call me at (212) 810-3439 or contact me by facsimile at (212) 810-5116.

Sincerely,

Vincent Tritto
Secretary

cc: Mr. Robert D. Morse
Herman H. Howerton, Esq.

Attachments

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

Exhibit A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary
Anthracite Capital
40East 52nd Street
New York, NY 10022

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

The securities are held in approved non-certificate manner by my agent TD Ameritrade. Ph: 1 800 934 4448 or: Ameritrade, Inc. Harborside Financial Center, Plaza IVA, 135 Greene St. Jersey City, NJ, 07392. If required verification, advise now, and I will request a letter from that entity. Since disuse of certificates is now the norm, this requirement should be waived, as there is no point or advantage in my stating otherwise. A copy of Ameritrade purchase and present monthly report should suffice.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse
Robert D Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Anthracite Capital stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Robert D. Morse

INFORMATION

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is –unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse

These rhymes are for stress relief.
Not a part of the presentation.

APPLAUSE

Do you ever consider giving applause,
For an actor or speaker, because,
They may have pleased you for a cause ?
Try to be first to begin an accolade,
You might be considered one sharp blade !

WRONG WAY—DUMB WAY

"There's more than one way to skin a cat",
About "ways", I have three to do that.
Doing it right is relatively easy,
Doing it wrong is somewhat sleazy.
While doing the dumb way can be ducky,
If the end result is just plain lucky.

SOLICITOUS

Solicitous means "Concern for us",
Usually when we are hurt and fuss.
However, English words have another meaning,
My interpretation has that leaning.
If you say: "Solicitous in a way that's slurred,
"So listen to Us" can be inferred.

HOW OLD ?

Occasionally someone asks: "How old are you ?",
Not realizing it's not the thing to do.
My answer being: " I can't very well answer that",
"Since I'm not yet OLD !", in nothing flat.
My reply leaves them somewhat aghast,
As they learn once more to never ask !

TIMELYNESS

There is an old saying:
"Better late than never",
And I admit it is quite clever.
Opposite this is one time worn:
"Take the bull by the horn".
The second of these is one I apply,
Since I am a watchdog, on the sly.
Mother early on said: "Learn to move",
So I still enjoy being "In the groove"

Robert Dennis Morse

Exhibit B

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
August 15,2005

Office of The Secretary
Anthracite Capital, Inc.
40 East 52nd. Street
New York, NY 10027

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Anthracite Capital, Inc. stock for over one year, wish to present a proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Msnsement's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as
far back as 1998. The above actions are commendable.

---End of Proposal---

PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

Sincerely,
Robert D. Morse. Robert D. Morse

SPECIAL NOTICE:

The S.E.C. has yet to be supportive of removing its Rule directive, disallowing acceptance of a normal Monthly Broker's Report showing shareowner's purchase date to be over one year, and value of $2000.00 in order to enter a Proposal in a company Proxy Report and Proxy Card.

This is disconcerting and inconsiderate, in that it disrupts that company's regular activities, increases costs, waste of paper and is strictly a disruptive action when claimed by a corporate representative.

I am aware that AT&T was among the first to discontinue issuance of certificates, a valuable and useful idea, yet to be fully accepted and implemented by adjusting defeating systems.

We have a right to claim a certificate and/or records from a registrant in order to facilitate quick trades through placement at a broker's easy access. This is especially useful with Internet trading.

Most companies are supportive, yet I have holdings with 3 that persist in being poor sports, names to be published in next Proposal offering if continued. I am aware that outside counsel tracks and publishes me amongst their objections to the S.E.C. about printing a Proxy.

Thank You for good corporate consideration.

Robert D. Morse
Mary F. Morse

Exhibit C

PROPOSAL 4
STOCKHOLDER PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-1717, owner of $2000.00 or more[1] of Anthracite Capital, Inc. stock for over a year, wish to present a proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Likewise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only *five upper* Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"" but ONLY in the Vote for Directors column. This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates, Directors.

NOTE:

Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's" severance packages, and options awards as far back as 1998. The above actions are commendable.

---

(1) The Company will provide the specific number of Company's voting securities held by Mr. Morse promptly after receiving an oral or written request to provide such information.

Recommendation of the Board of Directors

The Board of Directors recommends a vote **AGAINST** the adoption of the stockholder proposal.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship between the Company and the Manager

The Company has a Management Agreement with the Manager, a majority owned indirect subsidiary of The PNC Financial Services Group, Inc. and the employer of certain directors and all of the officers of the Company, under which the Manager manages the Company's day-to-day operations, subject to the direction and oversight of the Company's Board of Directors. Pursuant to the Management Agreement, the Manager formulates investment strategies, arranges for the acquisition of assets, arranges for financing, monitors the performance of the Company's assets and provides certain other advisory and managerial services in connection with the operations of the Company. For performing these services, the Company pays the Manager a base management fee equal to 2.0% of the quarterly average total stockholders' equity for the applicable quarter.

To provide an incentive, the Manager is entitled to receive an incentive fee equal to 25% of the amount by which the rolling four-quarter GAAP net income before the incentive fee exceeds the greater of 8.5% or 400 basis points over the ten-year Treasury note multiplied by the adjusted per share issue price of the common stock ($11.38 per common share at December 31, 2005).

The Company's unaffiliated directors approved an extension of the Management Agreement to March 30, 2007 at the Board's February 2006 meeting. Additionally, pursuant to a resolution of the Company's Board of Directors adopted at the February 2006 meeting, up to 30% of the incentive fees earned in 2005 or after may be paid in shares of the Company's Common Stock subject to certain provisions. The Company granted the Manager a number of shares of the Company's Common Stock equal to one-half of one percent (.005%) of the total number of shares of Common Stock outstanding as of December 31, 2005, which grant totaled 281,693 shares. The Board of Directors also authorized the Company to seek stockholders' approval of the 2006 Stock Award and Incentive Plan at the Annual Meeting, pursuant to which the awards of Common Stock would be granted to the Manager in the future.

The Company also reimburses the Manager for out-of-pocket expenses paid by the Manager to third parties. The Manager may engage PNC Bank, Midland Loan Services, Inc. ("Midland"), a wholly owned subsidiary of PNC Bank, or unaffiliated third parties to conduct due diligence with respect to potential portfolio investments and to provide certain other services. Accordingly, a portion of the out-of-pocket expenses may be paid to PNC Bank or Midland in such capacities. The Company's guidelines require the contract for such engagement to be conducted at arm's length, as evidenced by documentation provided by the Manager to the Board of Directors. PNC Bank and Midland are paid fees and out-of-pocket expenses as would customarily be paid to unaffiliated third parties for such services.

For the year ended December 31, 2005, the Company paid the Manager $10,974,000 in base management fees and $4,290,000 in incentive compensation. In accordance with the provisions of the

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anthracite Capital, Inc.
Incoming letter dated January 9, 2007

The proposal relates to compensation.

There appears to be some basis for your view that Anthracite may exclude the proposal under rule 14a-8(h)(3). We note your representation that Anthracite included the proponent's proposal in its proxy statement for its 2006 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Anthracite omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Anthracite relies.

Sincerely,

Ted Yu
Special Counsel

END